December 4, 2024

Tom L. Ward
Chief Executive Officer
Mach Natural Resources LP
14201 Wireless Way, Suite 300
Oklahoma City, OK 73134

       Re: Mach Natural Resources LP
           Registration Statement on Form S-3
           Filed November 27, 2024
           File No. 333-283511
Dear Tom L. Ward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Michael W. Rigdon P.C.